BlackRock Funds

100 Bellevue Parkway

Wilmington, DE 19809

October 2, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re: BlackRock Funds Form N-1A (File No. 033-26305)

Ladies and Gentlemen:

BlackRock Funds, an open-end investment company (the “Registrant”), on behalf of its series BlackRock Long Duration Bond Portfolio, pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests withdrawal of post-effective amendment No. 98 to the registration statement on Form N-1A (File No. 033-26305) filed by the Registrant on September 29, 2006 (the “Post-Effective Amendment”). The Registrant is requesting withdrawal of the Post-Effective Amendment in order to change the effective date indicated in the Post-Effective Amendment, which will be done in a subsequent filing pursuant to Rule 485(b) under the Act. No securities were sold in connection with the Post-Effective Amendment. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact David Wohl of Simpson Thacher & Bartlett LLP at (212) 455-7937.

Thank you for your courtesy and cooperation in this matter.

Sincerely, BlackRock Funds

By:	/s/ Brian Kindelan
Name: Title:	Brian Kindelan Secretary